UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS PURSUANT

TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO

RULE 13d-2(a)

Under the Securities Exchange Act of 1934

(Amendment No. )*

FUSION FUEL GREEN PLC

(Name of Issuer)

Class A Ordinary Shares, $0.0001 par value per share

(Title of Class of Securities)

G3R25D 118

(CUSIP Number)

David Alan Miller, Esq.

Jeffrey M. Gallant, Esq.

Graubard Miller

405 Lexington Avenue, 11th Floor

New York, NY 10174

(212) 818-8877

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

December 10, 2020

(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), Rule 13d-1(f) or Rule 13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1	Names of Reporting Persons Jeffrey E. Schwarz
2	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☐
3	SEC Use Only
4	Source of Funds (See Instructions) SC
5	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or Place of Organization United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	Sole Voting Power 1,545,133
	8	Shared Voting Power 0
	9	Sole Dispositive Power 0
	10	Shared Dispositive Power 1,545,133

11	Aggregate Amount Beneficially Owned by Each Reporting Person 1,545,133
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13	Percent of Class Represented by Amount in Row (11) 14.87%
14	Type of Reporting Person IN
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Item 1.	Security and Issuer.

This statement on Schedule 13D (the “Schedule 13D”) relates to the Class A ordinary shares, $0.0001 par value per share (the “Class A Ordinary Shares”) of Fusion Fuel Green plc, an Irish public limited company (the “Issuer”) whose principal executive offices are located at 10 Earlsfort Terrace, Dublin 2, D02 T380, Ireland.

Item 2.	Identity and Background.

The Schedule 13D is being filed by Jeffrey E. Schwarz (the “Reporting Person”). The Reporting Person is an individual citizen of the United States, with a business address of c/o Metropolitan Capital Partners II LP, 499 Park Avenue, Suite #1201, New York, NY 10022. The Reporting Person is a director of the Issuer and was the Chairman of the Board and Chief Executive Officer of HL Acquisitions Corp. (“HL”), a special purpose acquisition company acquired by the Issuer on December 10, 2020. The Reporting Person is also the managing member of Metropolitan Capital Partners V LLC, the investment vehicle of the Schwarz family office.

During the last five years, the Reporting Person has not (i) been convicted in any criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3.	Source and Amount of Funds or Other Consideration.

On June 6, 2020, the Issuer entered into a business combination agreement (as amended and restated on August 25, 2020, the “Business Combination Agreement”) with HL Acquisitions Corp., a British Virgin Islands business company (“HL”), Fusion Welcome – Fuel, S.A., a public limited company domiciled in Portugal, sociedade anonima (“Fusion Fuel”), Fusion Fuel Atlantic Limited, a British Virgin Islands business company and wholly-owned subsidiary of the Issuer (“Merger Sub”), and the shareholders of Fusion Fuel (“Fusion Fuel Shareholders”) pursuant to which (i) Merger Sub would merge with and into HL (the “Merger”), with HL being the surviving entity of the Merger and becoming a wholly-owned subsidiary of the Issuer, and (ii) the Issuer would acquire all the issued and outstanding shares of Fusion Fuel (the “Share Exchange,” and together with the Merger, the “Transactions”).

On December 10, 2020, the parties to the Business Combination Agreement consummated the Transactions in accordance with the Business Combination Agreement.

Immediately prior to the Merger, the Reporting Person beneficially held an aggregate of 1,131,649 ordinary shares of HL, 1,907,348 warrants of HL, convertible promissory notes in an aggregate principal amount of $533,618.56, and non-convertible promissory notes. Following the transfers and forfeitures made in connection with the Transactions, the conversion of a portion of the convertible promissory notes, and the conversion of each outstanding ordinary share of HL into one Class A Ordinary Share and each outstanding warrant of HL into a warrant of the Issuer, the Reporting Person was issued (i) an aggregate of 634,241 Class A Ordinary Shares, which Class A Ordinary Shares are being held in escrow as described in more detail under Item 6 below, and (ii) warrants to purchase 910,892 Class A Ordinary Shares (each warrant is exercisable for one Class A Ordinary Share at any time and from time to time at an initial exercise price of $11.50 per share).

Item 4.	Purpose of Transaction.

The Reporting Person acquired the securities described in this Schedule 13D in connection with the closing of the Transactions and intends to review his investment in the Issuer on a continuing basis. Any actions the Reporting Person might undertake may be made at any time and from time to time without prior notice and will be dependent upon the Reporting Person’s review of numerous factors, including, but not limited to: an ongoing evaluation of the Issuer’s business, financial condition, operations and prospects; price levels of the Issuer’s securities; general market, industry and economic conditions; the relative attractiveness of alternative business and investment opportunities; and other future developments.

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The Reporting Person is a director of the Issuer. As a director, he may be involved in making material business decisions regarding the Issuer’s policies and practices and may be involved in the consideration of various proposals considered by the Issuer’s board of directors.

The Reporting Person may acquire additional securities of the Issuer, and, subject to the escrow described below in Item 6, the or retain or sell all or a portion of the securities then held, in the open market or in privately negotiated transactions.

Other than as described above, the Reporting Person does not currently have any plans or proposals that relate to, or would result in, any of the matters listed in Items 4(a)–(j) of Schedule 13D, although, depending on the factors discussed herein, the Reporting Person may change their purpose or formulate different plans or proposals with respect thereto at any time.

Item 5.	Interest in Securities of the Issuer.

(a) The Reporting Person beneficially owns 1,545,133 Class A Ordinary Shares. Such amount includes (i) an aggregate of 634,241 Class A Ordinary Shares, which Class A Ordinary Shares are being held in escrow as described in more detail under Item 6 below, and (ii) warrants to purchase 910,892 Class A Ordinary Shares. Such number of Class A Ordinary Shares represents 14.87% of the class of securities, based on 9,483,356 Class A Ordinary Shares outstanding, as reported in the issuer’s 20FR12B filed on December 17, 2020.

(b) The number of shares as to which the person has:

(i) Sole power to vote or direct the vote: 1,545,133

(ii) Shared power to vote or direct the vote: 0

(iii) Sole power to dispose or direct the disposition: 1,545,133

(iv) Shared power to dispose or direct the disposition: 0

(c) Except as described in Item 4, during the past 60 days the Reporting Person has not effected any transactions in the Class A Ordinary Shares.

(d) None.

(e) Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

Amended and Restated Registration Rights Agreement

On December 10, 2020, in connection with the closing of the Transactions, the Issuer entered into an amended and restated registration rights agreement (“Amended and Restated Registration Rights Agreement”) providing certain of its shareholders, including the Reporting Person, with certain demand registration rights and piggy-back registration rights with respect to registration statements filed by the Issuer after the closing.

Amended and Restated Stock Escrow Agreement

On December 10, 2020, in connection with the consummation of the Transactions and as contemplated by the Business Combination Agreement, the Issuer entered into an amended and restated stock escrow agreement (“Amended and Restated Stock Escrow Agreement”) with HL, certain initial shareholders of HL, including the Reporting Person, and Continental Stock Transfer and Trust Company, as escrow agent (“Continental”), pursuant to which the Issuer became a party to the existing escrow agreement among HL, its initial shareholders, and Continental, and all references to securities of HL became references to the Issuer’s securities.  Pursuant to the Amended and Restated Stock Escrow Agreement, an aggregate of 634,241 Class A Ordinary Shares (“Escrow Shares”) beneficially owned by the Reporting Person will be held in escrow until (i) with respect to 50% of the Escrow Shares, the earlier of (x) December 10, 2021 and (y) the date on which the closing price of the Class A Ordinary Shares equals or exceeds $12.50 per share (as adjusted for share splits, share dividends, reorganizations and recapitalizations) for any 20 trading days within any 30-trading day period commencing from December 10, 2020 and (ii) with respect to the remaining 50% of the Escrow Shares, December 10, 2021.

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The foregoing descriptions of the Business Combination Agreement, the Amended and Restated Registration Rights Agreement, and the Amended and Restated Stock Escrow Agreement do not purport to be complete and are qualified in their entirety by reference to the full text of such agreements, each of which is attached as an exhibit to the Schedule 13D and is incorporated herein by reference.

Except as set forth herein, the Reporting Person does not have any contracts, arrangements, understandings or relationships (legal or otherwise) with any person with respect to any securities of the Issuer, including but not limited to any contracts, arrangements, understandings or relationships concerning the transfer or voting of such securities, finder’s fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or losses, or the giving or withholding of proxies.

Item 7.	Materials to be Filed as Exhibits

Exhibit Number	Description

1	Amended and Restated Business Combination Agreement between HL Acquisitions Corp., Fusion Fuel Green plc, Fusion Welcome – Fuel, S.A., Fusion Fuel Atlantic Limited, and the former shareholders of Fusion Welcome – Fuel, S.A., dated August 25, 2020.

2	Amended and Restated Registration Rights Agreement between HL Acquisitions Corp., Fusion Fuel Green plc, certain former shareholders of HL Acquisitions Corp., EarlyBirdCapital, Inc., and certain former shareholders of Fusion Welcome – Fuel, S.A., dated December 10, 2020.

3	Amended and Restated Stock Escrow Agreement between Fusion Fuel Green plc, HL Acquisitions Corp., certain former shareholders of HL Acquisitions Corp., and Continental Stock Transfer & Trust Company, dated December 10, 2020.

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SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: December 21, 2020

/s/ Jeffrey E. Schwarz
Jeffrey E. Schwarz

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